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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                 March 15, 2006

                             Commission File Number:

                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                       (C1267AAB) Buenos Aires, Argentina
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                    Form 20-F X                    Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                        Yes                          No X
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                        Yes                          No X
                           ---                         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                        Yes                          No X
                           ---                         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                  MetroGAS S.A.
                                TABLE OF CONTENTS
Item
----

1. Press Release dated March 13, 2006 announcing the commencement of MetroGAS' APE Solicitation for Italian residents.



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[MetroGAS logo]

www.metrogas.com.ar                                                      Item 1.
-------------------                                                      -------


FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                        D'Longueil Consulting, New York
Eduardo Villegas Contte, Chief Financial Officer     Lucia Domville
(evillega@metrogas.com.ar)                           (ldomville@nyc.rr.com)
(5411) 4309-1434                                     (917) 375-1984
Pablo Boselli, Financial Manager
(pboselli@metrogas.com.ar)
(5411) 4309-1511


     METROGAS ANNOUNCES THE COMMENCEMENT OF THE SOLICITATION OF CONSENTS TO RESTRUCTURE ITS UNSECURED FINANCIAL INDEBTEDNESS HELD BY RESIDENTS OF ITALY


           BUENOS AIRES, March 13, 2006 - MetroGAS S.A. (BASE: metr; NYSE: MGS) (the "Company") today announced that it has commenced solicitation (the "Italian Solicitation") from residents of Italy that hold its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), its 7.375% Series B Notes due 2002 (the "Series B Notes") and its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt") of powers of attorney authorizing the execution on behalf of such holders of its Existing Notes of, and of support agreements committing such holders of its Existing Bank Debt to execute, an acuerdo preventivo extrajudicial ("APE"). The economic terms of the Italian Solicitation are identical to the economic terms of the solicitation (the "APE Solicitation") commenced by the Company on November 9, 2005 of powers of attorney authorizing the execution on behalf of certain holders of its Existing Notes that are not residents of Italy of, and of support agreements committing certain holders of Existing Bank Debt that are not residents of Italy to execute, the APE. While the Italian Solicitation and the APE Solicitation have been made separately to comply with Italian law and regulations, they form parts of the same transaction and the Company expects to consummate them concurrently.

           The Company also announced today that the Italian Solicitation expires by its terms on April 10, 2006 and that, prior to the expiration of the APE Solicitation (currently scheduled for March 15, 2006), the Company intends to extend the expiration of the APE Solicitation to April 10, 2006 to coincide with the expiration of the Italian Solicitation. The Company may extend the APE Solicitation and the Italian Solicitation past April 10, 2006.

         The APE Solicitation will remain in all other respects subject to all terms and conditions described in the Company's Solicitation Statement dated November 9, 2005, as amended and supplemented.

    THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. NEITHER THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE NOR ANY OF THE SECURITIES THAT MAY BE ISSUED MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS

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     AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER JURISDICTION IN WHICH
     SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED UNDER THE SECURITIES ACT THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. WHILE THE APE SOLICITATION HAS NOT BEEN MADE TO HOLDERS OF EXISTING DEBT RESIDENT IN ITALY, THE ITALIAN SOLICITATION IS BEING MADE TO SUCH HOLDERS IN COMPLIANCE WITH ITALIAN LAW AND REGULATIONS. IN ADDITION, THE APE SOLICITATION IS ONLY BEING MADE IN THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) TO QUALIFIED INVESTORS, AS THAT TERM IS DEFINED FOR THE PURPOSES OF THE EUROPEAN UNION PROSPECTUS DIRECTIVE. THE COMPANY RESERVES THE RIGHT, HOWEVER, TO EXTEND THE APE SOLICITATION TO NO MORE THAN 99 HOLDERS OF THE COMPANY'S EXISTING DEBT IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) THAT HAS IMPLEMENTED THE EUROPEAN UNION PROSPECTUS DIRECTIVE.

The Settlement Agent for the APE Solicitation outside Argentina is J.P. Morgan Chase Bank and its telephone and fax number are +1 (212) 623-5136 and +1 (212) 623-6216, respectively. The Settlement Agent for the APE Solicitation inside Argentina is J.P. Morgan Chase Bank N.A., Sucursal Buenos Aires, and its telephone/fax number is (54 11)-4348-3475/4325-8046.


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                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:    March 15, 2006


                                                  MetroGAS S.A.

                                                  By:    /s/Eduardo Villegas
                                                         ---------------------
                                                  Name:  Eduardo Villegas
                                                  Title: Chief Financial Officer